TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

    Data General Corporation reported a net loss of $12.4 million, or $.34 per share, for its third quarter of fiscal 1994, which ended June 25th, 1994. For the third quarter last year, the company reported a net loss of $16.4 million, or $.47 per share.

    For the second consecutive quarter, total revenues increased when compared to the comparable quarter of the prior year. The third quarter revenues were $283.8 million, an increase of 12.4 percent over last year's third quarter, when the company reported revenues of $252.4 million.

    The revenue growth is most encouraging, particularly as it came during a quarter that is traditionally weak for us. This reinforces the belief that the strategy of focusing on the high-end commercial enterprise marketplace is on target. The principle area of growth continues to be our AViiON product line, primarily at the high-end. AViiON revenues were up 24 percent in the quarter over the third quarter of last year. In addition, we saw solid revenue contribution from our Open CLARiiON storage line.


    Revenues from sales of our proprietary systems represented just 12 percent of product revenues during the quarter. In last year's third quarter, proprietary systems were 22 percent of product revenues.

    Going forward, the key to returning to profitability is to continue to grow revenues while insuring that our costs are in line with an open systems business model.

    Since 1989, we have established an installed base of more than 25,000 AViiON systems, with a total value of over $1.25 billion. The AViiON line's capabilities were highlighted again with the announcement in July that our high-end AV 9500 servers had produced the fastest Transaction Processing Council Benchmark-C (TPC-C) results ever achieved on a product that is currently shipping. In addition, results from the tests showed that the AV 9500 Plus 8-processor model offers the best Informix-based TPC-C price/ performance.

    During the quarter, we strengthened our AViiON line with additional applications software from key enterprise software vendors, including Oracle and Sybase. Oracle's new Oracle 7 Release 7.1 parallel database server software and several components of Sybase's System 10 Enterprise Client/Server software family are now available on the AViiON line.

    The CLARiiON Business Unit also announced several new reseller agreements during the quarter, including a strategic partnership with Access Graphics, one of Sun Microsystems' leading distributors. In addition, in July Data General and Invincible Technologies Corporation (ITC) announced that ITC's Ultimate-5 RAID disk array, which is based on CLARiiON, is now available on both VMS and UNIX-based Digital Equipment Alpha platforms.

    For the first nine months of fiscal 1994, Data General reported a net loss of $81.4 million, or $2.29 per share, including a restructuring charge of $35 million recorded in the second quarter, primarily for costs associated with a workforce reduction. For the same period last year, the company reported a net loss of $23.2 million, or $.67 per share.

    Revenues for the first three quarters of 1994 totaled $827.9 million, compared to $799.5 million for the first nine months of fiscal 1993.

    Data General's financial position remains strong with cash and marketable securities of $161.1 million at the end of the third quarter. As we complete the transition to an open systems company, we will continue to closely manage our balance sheet. While we continue to be cautious for the short-term, we believe that our ability to grow revenues with our industry-leading products, together with aggressive management of our cost structure, should result in meeting our objective of returning to profitability.


 Respectfully submitted,

 (signature)

 Ronald L. Skates

 President and Chief Executive Officer

 August 3, 1994


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)



                                     Quarter Ended      Nine Months Ended
in thousands, except               June 25,  June 26,   June 25,  June 26,
net loss per share                   1994      1993       1994      1993


Revenues:
  Product . . . . . . . . . . . . $184,497   $151,916  $532,528   $494,906
  Service . . . . . . . . . . . .   99,279    100,472   295,401    304,580

    Total revenues. . . . . . . .  283,776    252,388   827,929    799,486

Costs and expenses:
  Cost of product revenues. . . .  124,637     96,656   359,054    302,635
  Cost of service revenues. . . .   63,150     60,018   183,676    177,752
  Research and development. . . .   22,121     24,126    68,357     75,979
  Selling, general, and
   administrative . . . . . . . .   83,713     85,303   257,773    257,376
  Restructure charge. . . . . . .       --         --    35,000         --

    Total costs and expenses. . .  293,621    266,103   903,860    813,742

Loss from operations. . . . . . .   (9,845)   (13,715)  (75,931)   (14,256)

Interest income . . . . . . . . .    1,531      2,070     4,302      6,368
Interest expense. . . . . . . . .    3,546      3,573    10,564     10,952
Other income. . . . . . . . . . .       --         --     2,353         --

Loss before income taxes. . . . .  (11,860)   (15,218)  (79,840)   (18,840)

Income tax provision. . . . . . .      500      1,200     1,600      4,400

Net loss. . . . . . . . . . . . . $(12,360)  $(16,418) $(81,440)  $(23,240)

Net loss per share. . . . . . . .   $(0.34)    $(0.47)   $(2.29)    $(0.67)

Weighted average shares outstand-
  ing, including common stock
  equivalents where applicable. .   35,915     34,774    35,632     34,821



No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS





                                                         (Unaudited)
                                                           June 25,   Sept. 25,
dollars in thousands                                         1994        1993

Assets

Current assets:
  Cash and temporary cash investments . . . . . . . . . . $112,406    $119,560
  Marketable securities . . . . . . . . . . . . . . . . .   48,679      72,395
  Receivables, net. . . . . . . . . . . . . . . . . . . .  259,395     285,481
  Inventories . . . . . . . . . . . . . . . . . . . . . .  118,262     101,827
  Other current assets. . . . . . . . . . . . . . . . . .   36,120      32,397

    Total current assets. . . . . . . . . . . . . . . . .  574,862     611,660

Property, plant, and equipment, net . . . . . . . . . . .  179,349     177,551

Other assets. . . . . . . . . . . . . . . . . . . . . . .   70,937      77,118

                                                          $825,148    $866,329



Liabilities and stockholders' equity

Current liabilities:
  Notes payable . . . . . . . . . . . . . . . . . . . . . $  2,377    $  2,267
  Accounts payable. . . . . . . . . . . . . . . . . . . .   93,366      85,571
  Other current liabilities . . . . . . . . . . . . . . .  231,998     215,070

    Total current liabilities . . . . . . . . . . . . . .  327,741     302,908

Long-term debt. . . . . . . . . . . . . . . . . . . . . .  158,359     158,352

Other liabilities . . . . . . . . . . . . . . . . . . . .   32,275      27,992

Stockholders' equity:
  Common stock:
    Outstanding -- 35,976,000 shares at June 25, 1994
    and 35,267,000 shares at Sept. 25, 1993 (net of
    deferred compensation of $10,977 at June 25, 1994
    and $11,619 at Sept. 25, 1993). . . . . . . . . . . .  430,604     422,589
  Accumulated deficit . . . . . . . . . . . . . . . . . . (110,670)    (29,230)
  Cumulative translation adjustment . . . . . . . . . . .  (13,161)    (16,282)

    Total stockholders' equity. . . . . . . . . . . . . .  306,773     377,077

                                                          $825,148    $866,329




The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)



                                                            Nine Months Ended
                                                          June 25,    June 26,
in thousands                                                1994        1993


Cash flows from operating activities:
  Net loss. . . . . . . . . . . . . . . . . . . . . . . .$(81,440)    $(23,240)
  Adjustments to reconcile net loss to
   net cash provided from (used by) operating activities:
    Depreciation. . . . . . . . . . . . . . . . . . . . .  57,298       60,672
    Amortization of capitalized software development costs 15,006       12,826
    Other non-cash items, net . . . . . . . . . . . . . .  23,744       27,255
    Change in operating assets and liabilities (net of
     effect from sale of facility in fiscal 1993 and sale
     of land in fiscal 1994). . . . . . . . . . . . . . .  30,004      (12,489)

    Net cash provided from operating activities . . . . .  44,612       65,024

Cash flows from investing activities:
  Expenditures for property, plant, and equipment . . . . (71,340)     (72,195)
  Net proceeds from (purchases of) marketable securities.  23,716      (15,788)
  Capitalized software development costs. . . . . . . . . (13,075)     (16,563)
  Net proceeds from (purchases of) non-operating assets .   4,839        1,883

  Net cash used by investing activities . . . . . . . . . (55,860)    (102,663)

Cash flows from financing activities:
  Cash provided from stock plans. . . . . . . . . . . . .   4,063        6,636
  Decrease in notes payable . . . . . . . . . . . . . . .      --       (1,195)
  Repayment of long-term debt . . . . . . . . . . . . . .  (1,234)          --

    Net cash provided from financing activities . . . . .   2,829        5,441

Effect of foreign currency rate fluctuations
  on cash and temporary cash investments. . . . . . . . .   1,265       (7,306)


Decrease in cash and temporary cash investments . . . . .  (7,154)     (39,504)
Cash and temporary cash investments - beginning of period 119,560      139,445

Cash and temporary cash investments - end of period . . .$112,406     $ 99,941

Supplemental disclosure of cash flow information:
  Interest paid . . . . . . . . . . . . . . . . . . . . .$ 11,498     $ 11,505
  Income taxes paid . . . . . . . . . . . . . . . . . . .$  2,138     $  2,279


Certain prior year amounts have been reclassified to conform to current year presentation.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


Note 1.  Consolidated Balance Sheet Details



                                                          June 25,   Sept. 25,
in thousands                                                1994        1993

Inventories:
  Raw materials . . . . . . . . . . . . . . . . . . . . . $  9,389    $  6,665
  Work in process . . . . . . . . . . . . . . . . . . . .   39,178      27,778
  Finished systems. . . . . . . . . . . . . . . . . . . .   34,541      31,566
  Field engineering parts and components. . . . . . . . .   35,154      35,818

                                                          $118,262    $101,827

Property, plant, and equipment:
  Property, plant, and equipment. . . . . . . . . . . . . $673,454    $659,439
  Accumulated depreciation. . . . . . . . . . . . . . . . (494,105)   (481,888)

                                                          $179,349    $177,551



Note 2.  Restructuring

  Loss from operations for the nine months ended June 25, 1994,includes a $35 million provision for estimated expenses resulting from costs associated with a worldwide workforce reduction and the writedown of net book value of fixed assets resulting from the consolidation of certain activities in the European marketplace. The provision relating to the workforce reduction is primarily for salary and benefit continuation and outplacement service.


Note 3.  Income Taxes

  In the first quarter of fiscal 1994, the company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations. The company has a valuation allowance which offsets, in all material respects, gross deferred tax assets existing as of June 25, 1994.

Note 4.  Litigation

  In a previously reported action, in the U.S. District Court for the District of Massachusetts, a jury, on January 28, 1993, awarded the company $52.3 million in damages and related interest from Grumman Systems Support Corporation ("Grumman") for infringing the company's copyrights and misappropriating trade secrets relating to the company's proprietary MV/ADEX diagnostic software. The award includes approximately $15.9 million in pre-judgment interest. On May 13, 1993, Grumman's motion for judgment notwithstanding the verdict and/or for a new trial was rejected. Grumman has appealed and on December 8, 1993, the appeal was argued to the United States First Circuit Court of Appeals. The appeal remains undecided. The company will not recognize the award in its financial statements until it is received or assured. The company has deferred legal costs incurred subsequent to the jury verdict in order to match these costs with the award when recognized.

Note 5.  Basis of Presentation

  In the opinion of management, the accompanying unaudited condensed consol-idated financial statements reflect all adjustments, consisting of normal re-curring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1993 Annual Report. The results of operations for the quarter ended June 25, 1994, are not necessarily indicative of the results for the entire fiscal year.